EXHIBIT 2

Osmium Partners considers AFCV Holdings’ $10.50 offer for Answers.com grossly inadequate

Osmium believes that Answers.com’s business is materially undervalued by the stock market as a going concern, and that AFCV Holdings’ offer does not come close to representing fair value.

Point 1: Answers.com’s CEO and CSO recently made the following public comments about the company’s exceptional growth, market share gains, product enhancements, and expectations for imminent margin improvement at the company.

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CEO Bob Rosenschein stated on November 8, 2010, “We are confident that Q4 2010 revenue will be materially better than Q3 2010 revenue, and we expect that our 2011 revenue will also exhibit healthy growth over 2010.”

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CEO Bob Rosenschein stated on November 8, 2010, “We are also reaching audience scale in a number of the most desirable and highest monetizing advertising verticals, and our plan is to exploit this potential in 2011.”

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At a conference on January 13, 2011, CSO Bruce Smith characterized Answers.com’s industry as a “Large, important, & growing market” and specifically highlighted that Answers.com has “gained significant share over the last three years” with the fastest growing US Domain from 2007-09 and with unique visitor growth accelerating from the top 1500 to top the 50.

●	CSO Bruce Smith stated on January 13, 2011, that growth in market share has led to the “2nd most active user generated content answer site.”

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CSO Bruce Smith stated on January 13, 2011, “Direct ad sales effort will capture significant monetization upside and better capitalize on Answers.com highly sought after young demographic” This effort will begin in the first half of 2011.

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On November 8, 2010, CEO Bob Rosenschein discussed the significant monetization opportunities the company is about to embark on given the significant ramp up in site traffic which will allow the company to hire a direct advertising sales force. “Over the last two years, from 3Q08 to 3Q10, our traffic has jumped 86%, and this volume changes everything.”

Point 2: According to data from wikianswers.com and recent presentations from Answers.com, Wikianswers.com has recently been adding approximately 1 million new answers every sixty days and has seen its answers database grow from 2 million to 11.5 million answers over the last three years. Additionally, the Wikianswers site has just crossed the 6 millionth registered user mark. It is very clear the business’s key monetization drivers are scaling successfully and AFCV’s offer fails to capture this success.

Simply put, if Answers.com continues to add approximately 1 million answers every sixty days and revenue per thousand impressions (RPM) improves modestly with current traffic trends, within two years revenue should reach $50 million with very significant margins. The enormous scalability of this business model is illustrated in the 46% revenue growth and 378% adjusted EBITDA growth (from $1.6 to $7.7mn) from 2008 to 2009, representing a 94% incremental margin. AFCV’s offer fails to capture: a) current growth trends and b) operating leverage in Answers.com business model.

Long term shareholders like Osmium should not be penalized by management’s failure at this juncture to attract an appropriate shareholder base or Wall Street coverage, or to attain an appropriate social media valuation.

Point 3: Osmium Partners believes that management has agreed to sell at the worst possible time:

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Nearly two years ago on February 2, 2009, near the bottom of the financial crisis Answers.com’s stock closed at $9.20 a share. In the two years since then, the NASDAQ, Russell 2000, and Russell Microcap Index have returned on average +79%, while Answers.com’s share price actually declined by 3% over the same period. Said another way, if ANSW performed in line with applicable market averages, ANSW’s share price would have been $16.43 on February 2, 2011, not $8.90.

	2/2/2009	2/2/2011	% Change
NASDAQ	$1,494.43	$2,749.56	84%
Russell 2000	$449.61	$796.16	77%
IWC (Russell Microcap Index)	$28.83	$50.38	75%
Average			79%

ANSW (Actual)	$9.20	$8.90	-3%
ANSW (Average Performance)	$9.20	$16.43	79%

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In October 2010, we assumed that management must have believed that their share price was significantly undervalued because the company hired both a Public Relations and Investor Relations firm to help the company gain more attention from investors and presumably a higher share price. Management stated its intention to utilize these firms after 4Q 2010 results were released. Those results are scheduled to be released at the end of February.

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We are surprised that the board of directors accepted AFCV’s offer when it did. Earnings for Q4 were expected within three weeks of the announcement of the deal, and AFCV and the insiders clearly know the results, which should be consistent with the prior public statements of management. Plus, the deal was announced only one week after the highly successful IPO of competitor Demand Media (DMD), which has a current valuation of 35x EBITDA. By contrast, AFCV’s deal values the company at 12 times EV/EBITDA based on 2009 results when the company averaged approximately 4.5 million answers, versus 11.5 million currently, an increase of 155%. While 2010 was a transition year given significant investments in the business and short term/temporary monetization issues (per management’s comments/actions), we believe the underlying earnings power has increase materially.

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The company’s small market capitalization in a highly attractive market segment has been overlooked by sell side analysts, as the company has not a single Wall Street Analyst writing research on the company, and this has resulted in a depressed valuation.

Osmium Partners believes the offer by AFCV Holdings fails by a wide margin to capture the intrinsic value of the business. We have received numerous unsolicited calls from other shareholders who all share in our outrage with the AFCV offer.

Given the difference between AFCV’s offer and our estimate of fair value as a going concern, we intend to use all legal means to protect our interests.

Sincerely,

John H. Lewis

Managing Partner

Certain factual and statistical (both historical and projected) industry and market data and other information contained herein was obtained by Osmium Partners from independent, third-party sources that it deems to be reliable. However, Osmium Partners has not independently verified any of such data or other information, or the reasonableness of the assumptions upon which such data and other information was based, and there can be no assurance as to the accuracy of such data and other information. Further, many of the statements and assertions contained herein reflect the belief of Osmium Partners, which belief may be based in whole or in part on such data and other information. Osmium Partners recognizes that there may be confidential or otherwise non-public information in the possession of the companies discussed in this letter that could lead these companies or others to disagree with Osmium Partners’ conclusions.

The analyses provided may include certain statements, assumptions, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies. Such statements, assumptions, estimates, and projections reflect various assumptions by Osmium Partners concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, assumptions, estimates or projections or with respect to any other materials herein. Actual results may vary materially from the estimates and projected results contained herein. Osmium Partners disclaims any obligation to update this letter.

Funds and separately managed accounts managed by Osmium Partners own Answers.com common stock. Osmium Partners manages funds that are in the business of actively trading - buying and selling - securities and other financial instruments. Osmium Partners in the future may change its investment position in Answers.com and possibly increase, decrease, dispose of, or change the form of its investment for any or no reason.

This letter should not be considered a recommendation to buy, sell, or hold any investment. In addition, this letter is neither an offer to purchase nor a solicitation of an offer to sell any securities of Answers.com or any of the other companies mentioned in this letter.